CYNTHIA M. KRUS

DIRECT LINE: 202.383.0218

E-mail: Cynthia.krus@sutherland.com

December 22, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Attention: Patrick F. Scott

100 F Street, N.E.

Washington, D.C. 20549

Re:	Griffin-Benefit Street Partners BDC Corp.

Registration Statement on Form N-2 (File No. 333-196520)

Dear Mr. Scott:

On behalf of Griffin-Benefit Street Partners BDC Corp. (the “Company”), set forth below is the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on December 4, 2014, regarding the Company’s Registration Statement on Form N-2 (File No. 333-196520), as amended, and the prospectus contained therein (the “Prospectus”). The Staff’s comments are set forth below in bold italics and are followed by the Company’s responses.

1.	On page 27 of the Prospectus under “Compensation of the Dealer Manager, the Adviser and Certain Non-Affiliates” please include leverage in the calculation of the base management fee.

Response: The Company has revised its disclosure in accordance with the Staff’s comment. Please see page 27 of the Prospectus.

2.	Under “Distribution Reinvestment Plan,” please include disclosure stating that reinvested distributions may purchase shares of the Company’s common stock at a price above or below the Company’s then current net asset value per share and that shareholders may experience dilution.

Response: The Company has revised its disclosure in accordance with the Staff’s comment. Please see page 130 of the Prospectus.

3.	Please inform the Staff whether FINRA has completed its review.

Response: FINRA has completed its review of all underwriting terms and arrangements of the offering and has verbally confirmed that it will issue a no-objection letter. Sandra Larranaga was the Company’s FINRA reviewer.

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In connection with the submission of the responses, the Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0218.

Sincerely,

/s/ Cynthia M. Krus
Cynthia M. Krus